================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 5)

                                 OPTIBASE, LTD.
                                (Name of Issuer)

        ORDINARY SHARES                                              M7524R108
NOMINAL VALUE NIS 0.13 PER SHARE
  (Title of class of securities)                                  (CUSIP number)

                              DAVID P. STONE, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                FEBRUARY 25, 2003
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

================================================================================


----------------------------------- ---------------------------------------------- -------------- ----------------------------------
CUSIP No.                           M7524R108                                           13D                             Page 2 of 6
----------------------------------- ---------------------------------------------- -------------- ----------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   MOSHE NAMDAR
                       I.R.S. IDENTIFICATION NO.                                                  N/A
                       OF ABOVE PERSON (ENTITIES ONLY):
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [X]
                                                                                                                           (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                        PF

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) OR 2(e):                                                                                   [_]
---------------------- -------------------------------------------------------------------------- ----------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                                      ISRAELI

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   1,265,000
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              1,265,000
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   2,159,300 (1)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [ ]
---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                            17.6%

---------------------- -------------------------------------------------------------------------- ----------------------------------
         14            TYPE OF REPORTING PERSON:                                                  IN

---------------------- -------------------------------------------------------------------------- ----------------------------------

-------------------
(1) Mr. Moshe Namdar disclaims beneficial ownership of all ordinary shares that are owned, may be owned or deemed owned by
Mr. Avraham Namdar.




----------------------------------- ---------------------------------------------- -------------- ----------------------------------
CUSIP No.                           M7524R108                                           13D                             Page 3 of 6
----------------------------------- ---------------------------------------------- -------------- ----------------------------------



------------------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   AVRAHAM NAMDAR
                       I.R.S. IDENTIFICATION NO.                                                  N/A
                       OF ABOVE PERSON (ENTITY ONLY):
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [X]
                                                                                                                         (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      PF

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) OR 2(e):                                                                                 [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       ISRAELI

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   894,300
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              894,300
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   2,159,300 (1)

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [ ]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             17.6%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   IN

---------------------- ----------------------------------------------------------- -------------------------------------------------

-------------------
(1) Mr. Avraham Namdar disclaims beneficial ownership of all ordinary shares that are owned, may be owned or deemed owned by Mr. Moshe Namdar


---------------------- ----------------------- ---------------------------------
CUSIP No.              M7524R108                    13D           Page 4 of 6
---------------------- ----------------------- ---------------------------------




ITEM 1.          SECURITY AND ISSUER

           This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed on July 24, 2002 (the "Statement"), as amended and supplemented by Amendment No. 1, filed on August 1, 2002, Amendment No. 2, filed on October 3, 2002, Amendment No. 3, filed on November 25, 2002 and Amendment No. 4, filed on December 30, 2002, relating to Ordinary Shares, par value NIS 0.13 per share (the "Ordinary Shares"), of Optibase Ltd., a corporation organized under the laws of Israel (the "Issuer") filed on behalf of Messrs. Moshe and Avraham Mandar (collectively, the "Reporting Persons").

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           As of the date hereof, the Reporting Persons purchased an aggregate of 2,159,300 Ordinary Shares for total consideration (including brokerage commissions) of $5,808,417. Such shares were purchased with the Reporting Person's personal funds.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Moshe Namdar and Mr. Avraham Namdar are brothers. As a result, each of the Reporting Persons may be deemed to beneficially own 2,159,300 Ordinary Shares, or approximately 17.6% of the total outstanding Ordinary Shares (based on the number of the Issuer's Ordinary Shares outstanding as of October 27, 2002, of 12,268,596, as stated in the Issuer's report on form 6-K, filed with the Securities and Exchange Commission on December 20, 2002).

(b) Mr. Moshe Namdar has the power to vote or direct the vote and dispose or direct the disposition of 1,265,000 Ordinary Shares covered by this Schedule 13D.

Mr. Avraham Namdar has the power to vote or direct the vote and dispose or direct the disposition of 894,300 Ordinary Shares covered by this Schedule 13D.

(c) Transactions in the Ordinary Shares effected by the Reporting Persons since December 23, 2002 are described in Schedule A attached hereto and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq National Market.

(d), (e)   Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                               Description
-----------                               -----------

Schedule A                     Information concerning transactions in the
                               Ordinary Shares effected by the Reporting Persons

---------------------- ----------------------- ---------------------------------
CUSIP No.              M7524R108                    13D           Page 5 of 6
---------------------- ----------------------- ---------------------------------



                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

February 27, 2003

                                                    Moshe Namdar


                                                    /s/ Moshe Namdar
                                                    ----------------------------



                                                    Avraham Namdar


                                                     /s/ Avraham Namdar
                                                    ----------------------------

---------------------- ----------------------- ---------------------------------
CUSIP No.              M7524R108                    13D           Page 6 of 6
---------------------- ----------------------- ---------------------------------


                                            SCHEDULE A

                           Schedule of Transactions in the Ordinary Shares

       Date of         Number of                  Price per        Nature of
     Transaction        Shares                      Share         Transaction
     -----------        ------                      -----         -----------


      2/18/03           100,000          $           1.84         Purchase (1)
      2/25/03           100,000          $           1.84         Purchase (1)
      2/26/03             5,000          $           1.84          Sale    (2)






--------
(1) - Purchase by Mr. Moshe Namdar
(2) - Sale by Mr. Moshe Namdar